FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December 2007

Commission File Number: 001-33433

CHINA SUNERGY CO., LTD.

No. 123 Focheng West Road

Jiangning Economic & Technical Development Zone

Nanjing, Jiangsu 211100, People’s Republic of China

(86 25) 5276 6688

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-      N/A

CHINA SUNERGY CO., LTD.

Form 6-K

Page
Signature	3
Exhibit 99.1 – Press Release	4

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Sunergy Co., Ltd.

By:	/s/ Allen Ruennsheng Wang
Name:	Allen Ruennsheng Wang
Title:	Chief Executive Officer

Date: December 20, 2007

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Exhibit 99.1

FOR IMMEDIATE RELEASE

CHINA SUNERGY NAMES KENNETH LUK AS CHIEF FINANCIAL OFFICER

NANJING, China, December 19, 2007 — China Sunergy Co., Ltd (Nasdaq: CSUN), a specialized solar cell manufacturer based in Nanjing, China, announced today that it has appointed Mr. Kenneth Luk as its new Chief Financial Officer (“CFO”) with immediate effect.

Mr. Luk brings over 20 years experience in finance and accounting to his new position, having previously worked at Motorola Semiconductors for 14 years and most recently for 3 years for Freescale Semiconductor. Mr. Luk began his career with HSBC, where he worked for 7 years as Resident Officer.

“I am delighted that Kenneth Luk is joining our team and we are all pleased to welcome him aboard,” commented Mr. Allen Wang, Chief Executive Officer of China Sunergy. “Kenneth offers a broad wealth of experience as reflected by his previous roles at Motorola Semiconductors and Freescale Semiconductor, and he is joining us at an exciting time. I strongly believe that his skills and experience will benefit us enormously.”

At Motorola, Mr. Luk was first employed as the Credit Manager of the Asia Pacific Semiconductor Product Sector before being promoted to Credit and Marketing Finance Controller in 1994 and further promoted to become the Asia Sector Controller in 2002. After being spun-off from Motorola in 2004, the Semiconductor Product Sector became an independent company and changed its name to Freescale Semiconductor, where Mr. Luk was employed as the Asia Corporate Controller. In that capacity, he was in charge of all corporate finance and accounting activities in Asia including fiduciary and corporate governance, financial reporting and SOX compliance, corporate tax, cost accounting and credit management, as well as all transactional accounting activities.

Mr. Luk remarked: “I am honored to be appointed as the CFO of China Sunergy and look forward to working closely with Allen and my other colleagues. The Company is entering an important stage of development and I believe that my experiences will be able to strengthen what is an already strong management team.”

Mr. Luk received his Bachelor of Arts in Economics from the University of Toronto and his MBA from York University.

About China Sunergy Co., Ltd.:

China Sunergy Co., Ltd. (NASDAQ: CSUN) (“China Sunergy”) is a leading manufacturer of solar cell products in China as measured by production capacity. China Sunergy manufactures solar cells from silicon wafers utilizing crystalline silicon solar cell technology to convert sunlight directly into electricity through a process known as the photovoltaic effect. China Sunergy sells solar cell products to Chinese and overseas module manufacturers and system integrators, who assemble solar cells into solar modules and solar power systems for use in various markets. For more information please visit www.chinasunergy.com.

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For further information contact:

China Sunergy	Financial Dynamics
Fischer Chen	Julian Wilson: julian.wilson@fd.com
Email: fischer.chen@chinasunergy.com	Phone: + (86) 10-5811-1902
Michael Polyviou: michael.polyviou@fd.com
Phone: + 1 (212) 850-5748

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements, including but not limited to, the company’s ability to raise additional capital to finance the company’s activities; the effectiveness, profitability, and the marketability of its products; the future trading of the common stock of the company; the ability of the company to operate as a public company; the period of time for which its current liquidity will enable the company to fund its operations; the company’s ability to protect its proprietary information; general economic and business conditions; the volatility of the company’s operating results and financial condition; the company’s ability to attract or retain qualified senior management personnel and research and development staff; and other risks detailed in the company’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the companies and the industry. The company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Although the company believes that the expectations expressed in these forward looking statements are reasonable, they cannot assure you that their expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

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